SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: March 1, 2007

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    New Long-Term Time Charters for Two Panamaxes – Navios Hyperion and Navios Orion

On March 1, 2007, Navios announced it has secured two new long-term time charters for two panamaxes, the Navios Hyperion and Navios Orion. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. This information regarding the long-term charters is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936 and 333-129382.

    Earnings Call

On March 5, 2007 Navios issued a press release announcing it would hold an investor conference call on Thursday March 8, 2007, at 8:30am EST, to provide highlights of the fourth quarter and full year 2006 operating results. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: March 5, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated March 1, 2007